

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Bentsur Joseph
Chief Executive Officer
A2Z Smart Technologies Corp
1600-609 Granville Street
Vancouver, British Columbia
V7Y 1C3 Canada

>   **Re: A2Z Smart Technologies Corp**
>   **Registration Statement on Form F-3**
>   **Filed April 12, 2023**
>   **File No. 333-271226**

Dear Bentsur Joseph:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Avital Perlman